Exhibit 99.(a)(1)(B)

To:	[Employee Name]
From:	[ ]
Subject:	Important Information About Certain of Your First Solar Stock Option Grants

You are receiving this e-mail because certain of your stock options may be affected by Section 409A.  Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax the year of vesting, an additional 20% penalty tax and interest charges) on stock options that were granted at a discount from fair market value and which vest after December 31, 2004.  First Solar is offering you by means of a tender offer (the “Offer”) the opportunity to amend certain terms of these stock options (the “Eligible Options”) to avoid the potential Section 409A impact in the event the Internal Revenue Service determined that the Eligible Options were granted at a discount from fair market value on the date of grant.  The specific details of the Offer as well as some Frequently Asked Questions are included in the attached documents to this e-mail.  Additionally, you will receive an Addendum to the Offer in a subsequent e-mail which will be a statement for each Eligible Option you hold.  Participation in the Offer may enable you to eliminate or reduce unfavorable tax consequences you may otherwise incur with respect to these Eligible Options under Section 409A and similar state tax laws.

ACTION ITEMS

After reviewing the attached materials and your Addendum, if you wish to participate in the Offer, you will need to fill out, sign, and date the Election Form (included in the materials attached hereto) and submit the Election Form to First Solar.  The Election Form must be received by First Solar via hand-delivery or email to your local Human Resources Department no later than 11:59 p.m., MST, on July 5, 2007.

CIRCULAR 230 DISCLAIMER

The following disclaimer is provided in accordance with the IRS’s Circular 230 (21 CFR Part 10).  Any tax advice contained in this email is intended to be preliminary, for discussion purposes only, and not final.  Any such advice is not intended to be used for marketing, promoting or recommending any transaction or for the use of any person in connection with the preparation of any tax return.  Accordingly, this advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.